                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 AMENDMENT NO. 5


                            WINSLOEW FURNITURE, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                          TRIVEST FURNITURE CORPORATION
                        TRIVEST FURNITURE PARTNERS, LTD.
                           TRIVEST FUND II GROUP, LTD.
                                 EARL W. POWELL
                             PHILLIP T. GEORGE, M.D.
                            WILLIAM F. KACZYNSKI, JR.
                                 PETER W. KLEIN
                                  BOBBY TESNEY
                                 STEPHEN C. HESS
                            VINCENT A. TORTORICI, JR.
                                 R. CRAIG WATTS
                                RICK J. STEPHENS
                                  JERRY C. CAMP


                            WINSLOEW FURNITURE, INC.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   975377 10 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

        Peter W. Klein, Esq.                         Vincent A. Tortorici, Jr.
           Trivest, Inc.                             WinsLoew Furniture, Inc.
2665 South Bayshore Drive, Suite 800                    160 Village Street
        Miami, Florida 33133                         Birmingham, Alabama 35242
           (305) 858-2200                                  (205) 408-7600

                                 WITH COPIES TO:


       Bruce E. Macdonough, Esq.                  James M. Dubin, Esq.                   James F. Hughey, Jr.
        Greenberg Traurig, P.A.                  Paul, Weiss, Rifkind,                   Balch & Bingham LLP
         1221 Brickell Avenue                      Wharton & Garrison                  1901 Sixth Avenue North
         Miami, Florida 33131                 1285 Avenue of the Americas             Birmingham, Alabama 35203
            (305) 579-0500                      New York, New York 10019                    (205) 251-8100
                                                     (212) 373-3000

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        TRANSACTION VALUE                                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          $249,571,303....................                      $49,915
--------------------------------------------------------------------------------


* For purposes of calculating the fee only. Assumes purchase of 7,181,908 shares of Common Stock, par value $.01 per share, of WinsLoew Furniture, Inc. at $34.75 per share.

            [X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $47,401; $2,514
Form or registration no.:  Definitive Proxy Statement on Schedule 14A
Filing party:              WinsLoew Furniture, Inc.
Dates filed:               April 20, 1999; June 4, 1999

         This Rule 13e-3 Transaction Statement Amendment No. 5 (this "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on
Schedule 13E-3 filed by WinsLoew Furniture, Inc. ("WinsLoew" or the "Company"), Trivest Furniture Corporation (the "Purchaser"), Trivest Furniture Partners, Ltd., Trivest Fund II Group, Ltd., Earl W. Powell, Phillip T. George, M.D., William F. Kaczynski, Jr., Peter W. Klein, Bobby Tesney, Stephen C. Hess, R. Craig Watts, Vincent A. Tortorici, Jr., Rick J. Stephens and Jerry C. Camp with the Securities and Exchange Commission (the "Commission") on April 20, 1999, as amended and supplemented by Amendment No. 1 thereto filed on June 4, 1999, as amended and supplemented by Amendment No. 2 thereto filed on July 14, 1999, as amended and supplemented by Amendment No. 3 thereto filed on July 29, 1999, as amended and supplemented by Amendment No. 4 thereto filed on July 29, 1999 (as amended and supplemented, this "Schedule 13E-3"), in connection with a proposal to approve a Second Amended and Restated Agreement and Plan of Merger, dated as of May 4, 1999 (the "Merger Agreement"), by and among WinsLoew and the Purchaser, pursuant to which the Purchaser would be merged with and into WinsLoew (the "Merger").

         This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction which is the subject of this Statement.

         Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged, pursuant to General Instruction H to Schedule 13E-3.

ITEM 3.         PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         At the Special Meeting of Shareholders held on August 27, 1999, the Merger Agreement was approved by the affirmative vote of the holders of a majority of the Company's common stock, $.01 par value per share (the "Common Stock"). The same day, articles of merger with respect to the Merger were filed with the Secretary of State of the State of Florida, and, as a result, the Merger became effective as of 3:45 p.m. on August 27, 1999 (the "Effective Time"). The Merger was consummated as described in the Company's definitive proxy statement dated July 29, 1999 filed as Exhibit (d)(3) to Amendment No. 4 to this Schedule 13E-3 (the "Proxy Statement").

ITEM 4.         TERMS OF THE TRANSACTION.

         As a result of the Merger, each share of Common Stock that was issued and outstanding immediately prior to the Effective Time (other than shares held by the Purchaser) was converted as of the Effective Time into the right to receive $34.75 per share in cash, in accordance with the Merger Agreement and as described in the Proxy Statement. In addition, all options to purchase Common stock that were outstanding immediately prior to the Effective Time became vested and exercisable in full, all outstanding options to purchase Common Stock that were not exercised prior to the Effective Time were canceled and terminated and expired as of the Effective Time, and in consideration for such cancellation, each option holder received an amount in cash for each option determined by multiplying (i) the excess, if any, of $34.75 over the applicable exercise price per share for each share underlying such option by (ii) the number of shares such option holder could have purchased had it exercised such option in full immediately prior to the Effective Time.

ITEM 5.         PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         On August 30, 1999, WinsLoew, as the surviving corporation of the Merger, filed a certification on Form 15 pursuant to Rule 12g-4 and Rule 12h-3 relating to the Common Stock to provide notice of termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, and to suspend its duty to file reports under Section 13 thereof.

ITEM 6.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         EQUITY FINANCING

         Immediately prior to the consummation of the Merger, the Trivest Investors, the members of the Management Group and the Eligible Participants made aggregate equity contributions to the Purchaser of approximately $78.0 million, consisting of 340,519 shares of WinsLoew common stock (valued at $34.75 per share with an aggregate value of approximately $11.8 million) and cash in the amount of approximately $66.2 million.

         SUBORDINATED DEBT FINANCING

         On August 24, 1999, WinsLoew Escrow Corp., a wholly-owned subsidiary of the Purchaser ("Escrow Corp."), completed the offering of 105,000 Units (the "Units"), each consisting of $1,000 principal amount at maturity of 12 3/4% Senior Subordinated Notes due 2007 (the "Notes") and one Warrant to purchase
0.2298 shares of Escrow Corp. common stock (the "Warrants"). Pending completion of the Merger, the net proceeds from the sale of the Units were held in escrow. Immediately prior to the consummation of the Merger, Escrow Corp. merged with and into the Purchaser. As a result, upon the consummation of the Merger, the net proceeds from the sale of the Units were released from escrow and WinsLoew assumed all of Escrow Corp.'s obligations under the Notes, the indenture pursuant to which the Notes were issued and the Warrants.

         SENIOR SECURED CREDIT FACILITY

         Upon consummation of the Merger, WinsLoew and its U.S. subsidiaries entered into a Loan and Security Agreement (the "Loan Agreement") among WinsLoew and its U.S. subsidiaries, as borrowers, the lenders party thereto from time to time, Heller Financial, Inc. and CIBC Inc., as co-agents, BankBoston, N.A., as administrative agent, and BancBoston Robertson Stephens Inc., as arranger. The Loan Agreement provides for a $155.0 million credit facility consisting of $95.0 million of term loans, revolving loans of up to $40.0 million (including letters of credit) and acquisition loans of up to $20.0 million. Upon the consummation of the Merger, WinsLoew and its U.S. subsidiaries made borrowings of approximately $99.9 million, consisting of $95.0 million of term loans and approximately $4.9 million of revolving loans.

ITEM 10.        INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the Merger and the transactions consummated in connection therewith (including, without limitation, the transactions described in the Proxy Statement under "SPECIAL FACTORS--Purpose and Reasons of the Affiliates for the Merger"), following the Merger, the Trivest Investors beneficially own approximately 93.8% of WinsLoew's common stock (including approximately 88.3% held by the Trivest Partnerships), the members of the Management Group hold approximately 5.1% of WinsLoew's common stock, and the Eligible Participants hold approximately 1.1% of WinsLoew's common stock.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Immediately prior to the consummation of the Merger, Trivest Furniture Corporation entered into an Exchange and Subscription Agreement, dated as of August 27, 1999 (the "Subscription Agreement"), with the Trivest Investors and the members of the Management Group (the "Investors") providing for the acquisition of shares of Purchaser common stock by such Investors in exchange for cash and/or shares of WinsLoew Common Stock contributed to the Purchaser by such Investors. Simultaneously therewith, the Purchaser entered into an Investors' Agreement (the "Investors' Agreement") with the Investors restricting the Investors' ability to transfer the shares of Purchaser common stock acquired by them and creating certain other rights and obligations with respect to such shares. Upon consummation of the Merger, WinsLoew assumed all of the Purchaser's rights and obligations under the Subscription Agreement and the Investors' Agreement.

ITEM 17.        MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) BankBoston, N.A. commitment letter to Trivest Furniture Corporation dated March 29, 1999 (filed as Exhibit (c)(2) to this Schedule 13E-3 as filed on April 19, 1999).

         (a)(2) BankBoston, N.A. confirmation letter with respect to $33.00 per share purchase price to Trivest Furniture Corporation dated March 29, 1999 (filed as Exhibit (c)(3) to this Schedule 13E-3 as filed on April 19, 1999).

         (a)(3) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated March 29, 1999 (filed as Exhibit (c)(4) to this Schedule 13E-3 as filed on April 19, 1999).

         (a)(4) BankBoston, N.A. commitment letter to Trivest Furniture Corporation dated April 27, 1999 (filed as Exhibit (a)(4) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4,
                  1999).

         (a)(5) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated April 30, 1999 (filed as Exhibit (a)(5) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4,
                  1999).

         (a)(6) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated May 3, 1999 (filed as Exhibit (a)(6) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4,
                  1999).

         (a)(7) Purchase Agreement dated as of August 19, 1999 among WinsLoew Escrow Corp., Trivest Furniture Corporation, Bear, Stearns & Co. Inc., BancBoston Robertson Stephens Inc. and First Union Capital Markets Corp.

         (a)(8) Registration Rights Agreement dated as of August 19, 1999 among WinsLoew Escrow Corp., Bear, Stearns & Co. Inc., BancBoston Robertson Stephens Inc. and First Union Capital Markets Corp.

         (a)(9) Indenture dated as of August 24, 1999 among WinsLoew Escrow Corp. and American Stock Transfer & Trust Company, as Trustee, with respect to 12 3/4% Senior Subordinated Notes due 2007 of WinsLoew Escrow Corp.

         (a)(10) Warrant Agreement dated as of August 24, 1999 among WinsLoew Escrow Corp. and American Stock Transfer & Trust Company, as Warrant Agent, with respect to Warrants to purchase 24,129 shares of common stock of WinsLoew Escrow Corp.

         (a)(11) Supplemental Indenture dated as of August 27, 1999 among Trivest Furniture Corporation, WinsLoew Furniture, Inc., Winston Furniture Company of Alabama, Inc., Loewenstein, Inc., Winston Properties, Inc., Texacraft, Inc., Tropic Craft, Inc., Pompeii Furniture Co., Inc. and American Stock Transfer & Trust Company, as Trustee.

         (a)(12) Loan and Security Agreement dated as of August 27, 1999 among WinsLoew Furniture, Inc., Winston Furniture Company of Alabama, Inc., Loewenstein, Inc., Winston Properties, Inc., Texacraft, Inc., Tropic Craft, Inc. and Pompeii Furniture Co., Inc., as borrowers, the lenders party thereto from time to time, Heller Financial, Inc. and CIBC Inc., as co-agents, BankBoston, N.A. as administrative agent, and BancBoston Robertson Stephens Inc., as arranger.

         (b)(1) Opinion of Mann, Armistead & Epperson, Ltd. dated April 7, 1999 (filed as Exhibit (b)(1) to Amendment No. 1 to this
                  Schedule 13E-3 as filed on June 4, 1999).

         (b)(2) Management's Budget Projections for fiscal years 1999 through 2002 provided to Mann, Armistead & Epperson, Ltd., that are summarized in the Proxy Statement (filed as Exhibit (b)(2) to this Schedule 13E-3 as filed on April 19, 1999).

         (b)(3) Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its opinion dated April 7, 1999 to the Special Committee (filed as Exhibit (b)(3) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4, 1999).

         (b)(4) Opinion of Mann, Armistead & Epperson, Ltd. dated May 4, 1999 (included as Appendix B to the Proxy Statement, which was filed as Exhibit (d)(3) to Amendment No. 4 to this Schedule 13E-3 as filed on July 29, 1999).

         (b)(5) Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its opinion dated May 4, 1999 to the Special Committee (filed as Exhibit (b)(5) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4, 1999).

         (b)(6) Management's Best Case Projections for fiscal years 1999 through 2002 provided to Mann, Armistead & Epperson, Ltd. that are summarized in the Proxy Statement (filed as Exhibit (b)(6) to Amendment No. 2 to this Schedule 13E-3 as filed on July 14,
                  1999).

         (b)(7) Confirmation of Mann, Armistead & Epperson, Ltd. dated July 8, 1999 (included as part of Appendix B to the Proxy Statement, which was filed as Exhibit (d)(3) to Amendment No. 4 to this
                  Schedule 13E-3 as filed on July 29, 1999).

         (b)(8) Supplemental Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its confirmation dated July 8, 1999 to the Special Committee (filed as Exhibit (b)(8) to Amendment No. 2 to this Schedule 13E-3 as filed on July 14, 1999).

         (c)(1) Second Amended and Restated Agreement and Plan of Merger dated as of May 4, 1999 among WinsLoew Furniture, Inc. and Trivest Furniture Corporation (included as Appendix A to the Proxy Statement, which was filed as Exhibit (d)(3) to Amendment No. 4 to this Schedule 13E-3 as filed on July 29, 1999).

         (c)(2) Exchange and Subscription Agreement dated as of August 27, 1999 among Trivest Furniture Corporation and the Investors named therein (included as Exhibit A to the Investors' Agreement, which is filed herewith as Exhibit (c)(3)).

         (c)(3) Investors Agreement dated as of August 27, 1999 among Trivest Furniture Corporation and the Investors named therein.

         (d)(1) Letter to Shareholders (included in the Proxy Statement, which was filed as Exhibit (d)(3) to Amendment No. 4 to this
                  Schedule 13E-3 as filed on July 29, 1999).

         (d)(2) Notice of Special Meeting of Shareholders (included in the Proxy Statement, which was filed as Exhibit (d)(3) to Amendment No. 4 to this Schedule 13E-3 as filed on July 29,
                  1999).

         (d)(3) Definitive Proxy Statement (filed as Exhibit (d)(3) to Amendment No. 4 to this Schedule 13E-3 as filed on July 29,
                  1999).

         (d)(4) Form of Proxy (filed as Exhibit (d)(4) to Amendment No. 4 to this Schedule 13E-3 as filed on July 29, 1999).

         (d)(5) Press Release issued by WinsLoew Furniture, Inc. dated January 18, 1999 (filed as Exhibit (d)(5) to this Schedule 13E-3 as filed on April 19, 1999).

         (d)(6) Press Release issued by WinsLoew Furniture, Inc. dated January 25, 1999 (filed as Exhibit (d)(6) to this Schedule 13E-3 as filed on April 19, 1999).

         (d)(7) Press Release issued by WinsLoew Furniture, Inc. dated March 5, 1999 (filed as Exhibit (d)(7) to this Schedule 13E-3 as filed on April 19, 1999).

         (d)(8) Press Release issued by WinsLoew Furniture, Inc. dated March 31, 1999 (filed as Exhibit (d)(8) to this Schedule 13E-3 as filed on April 19, 1999).

         (d)(9) Press Release issued by WinsLoew Furniture, Inc. dated May 5, 1999 (incorporated by reference to the Current Report on Form 8-K filed by WinsLoew Furniture, Inc. on May 5, 1999).


         (d)(10) Press Release issued by WinsLoew Furniture, Inc. dated August 24, 1999.

         (d)(11) Press Release issued by WinsLoew Furniture, Inc. dated August 27, 1999.

         (e)      Not applicable.

         (f)      Not applicable.


















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

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                WINSLOEW FURNITURE, INC.


Dated:  September 7, 1999       By: /s/ Bobby Tesney
                                    ----------------------------------
                                    Name:  Bobby Tesney
                                    Title: President and Chief
                                           Executive Officer



                                TRIVEST FURNITURE CORPORATION

Dated:  September 7, 1999       By: /s/ William F. Kaczynski, Jr.
                                    ----------------------------------
                                    Name:    William F. Kaczynski, Jr.
                                    Title:   Vice President



                                TRIVEST FURNITURE PARTNERS, LTD.

                                By: TFP, Ltd., its General Partner

                                    By: Trivest II, Inc., Its General Partner


Dated:  September 7, 1999               By: /s/ William F. Kaczynski, Jr.
                                            ----------------------------------
                                            Name:  William F. Kaczynski, Jr.
                                            Title: Managing Director



                                TRIVEST FUND II GROUP, LTD.

                                By: Trivest Equities, Inc., its General Partner

Dated:  September 7, 1999           By: /s/ William F. Kaczynski, Jr.
                                        ----------------------------------
                                        Name:   William F. Kaczynski, Jr.
                                        Title:  Managing Director


Dated:  September 7, 1999       By: /s/ Earl W. Powell
                                    ----------------------------------
                                    Earl W. Powell


Dated:  September 7, 1999       By: /s/ Phillip T. George, M.D.
                                    ----------------------------------
                                    Phillip T. George, M.D.


Dated:  September 7, 1999       By: /s/ William F. Kaczynski, Jr.
                                    ----------------------------------
                                    William F. Kaczynski, Jr.

Dated:  September 7, 1999       By: /s/ Peter W. Klein
                                    ----------------------------------
                                    Peter W. Klein


Dated:  September 7, 1999       By: /s/ Bobby Tesney
                                    ----------------------------------
                                    Bobby Tesney


Dated:  September 7, 1999       By: /s/ Stephen C. Hess
                                    ----------------------------------
                                    Stephen C. Hess


Dated:  September 7, 1999       By: /s/ Vincent A. Tortorici, Jr.
                                    ----------------------------------
                                    Vincent A. Tortorici, Jr.


Dated:  September 7, 1999       By: /s/ R. Craig Watts
                                    ----------------------------------
                                    R. Craig Watts


Dated:  September 7, 1999       By: /s/ Rick J. Stephens
                                    ----------------------------------
                                    Rick J. Stephens


Dated:  September 7, 1999       By: /s/ Jerry C. Camp
                                    ----------------------------------
                                    Jerry C. Camp

                                  EXHIBIT INDEX


             EXHIBIT
              NUMBER                          DESCRIPTION
             --------                         -----------

              (a)(7) Purchase Agreement dated as of August 19, 1999 among WinsLoew Escrow Corp., Trivest Furniture Corporation, Bear, Stearns & Co. Inc., BancBoston Robertson Stephens Inc. and First Union Capital Markets Corp.

              (a)(8) Registration Rights Agreement dated as of August 19, 1999 among WinsLoew Escrow Corp., Bear, Stearns & Co. Inc., BancBoston Robertson Stephens Inc. and First Union Capital Markets Corp.

              (a)(9) Indenture dated as of August 24, 1999 among WinsLoew Escrow Corp. and American Stock Transfer & Trust Company, as Trustee, with respect to 12 3/4% Senior Subordinated Notes due 2007 of WinsLoew Escrow Corp.

              (a)(10) Warrant Agreement dated as of August 24, 1999 among WinsLoew Escrow Corp. and American Stock Transfer & Trust Company, as Warrant Agent, with respect to Warrants to purchase 24,129 shares of common stock of WinsLoew Escrow Corp.

              (a)(11) Supplemental Indenture dated as of August 27, 1999 among Trivest Furniture Corporation, WinsLoew Furniture, Inc., Winston Furniture Company of Alabama, Inc., Loewenstein, Inc., Winston Properties, Inc., Texacraft, Inc., Tropic Craft, Inc., Pompeii Furniture Co., Inc. and American Stock Transfer & Trust Company, as Trustee.

              (a)(12) Loan and Security Agreement dated as of August 27, 1999 among WinsLoew Furniture, Inc., Winston Furniture Company of Alabama, Inc., Loewenstein, Inc., Winston Properties, Inc., Texacraft, Inc., Tropic Craft, Inc. and Pompeii Furniture Co., Inc., as borrowers, the lenders party thereto from time to time, Heller Financial, Inc. and CIBC Inc., as co-agents, BankBoston, N.A. as administrative agent, and BancBoston Robertson Stephens Inc., as arranger.

              (c)(3) Investors Agreement dated as of August 27, 1999 among Trivest Furniture Corporation and the Investors named therein.

              (d)(10) Press Release issued by WinsLoew Furniture, Inc. dated August 24, 1999.


              (d)(11) Press Release issued by WinsLoew Furniture, Inc. dated August 27, 1999.